October 18, 2010

BY EDGAR

Mr. Rufus Decker
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Balchem Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Period Ended June 30, 2010
File No. 1-13648

Dear Mr. Decker:

As per my telephone discussion with Nudrat Salik, SEC Staff Accountant, on Friday, October 15, 2010,  I am writing on behalf of Balchem Corporation to request additional time to respond to the Staff’s comment letter dated October 12, 2010 regarding the above-referenced filings. Balchem intends to file its response on or before Tuesday, November 9, 2010.

If you have any questions or require additional information regarding this submission, you may contact the undersigned at (845) 326-5600. Thank you for your courtesy.

Very truly yours,

Balchem Corporation

By:	/s/ Frank J. Fitzpatrick
Frank J. Fitzpatrick